UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

THE BEAR STEARNS COMPANIES INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

073902108

(CUSIP Number)

Thomas B. Youth

c/o Tavistock Group

P.O. Box 9000

9350 Conroy-Windemere Road

Windemere, Florida 34786

Telephone Number: (407) 909-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 073902108	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

Aquarian Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0 (see Item 5)
8 SHARED VOTING POWER

650,000 (see Item 5)
9 SOLE DISPOSITIVE POWER

0 (see Item 5)
10 SHARED DISPOSITIVE POWER

650,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

650,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.56% (see Item 5)
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 073902108	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

Cambria Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0 (see Item 5)
8 SHARED VOTING POWER

1,475,300 (see Item 5)
9 SOLE DISPOSITIVE POWER

0 (see Item 5)
10 SHARED DISPOSITIVE POWER

1,475,300 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,475,300 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.27% (see Item 5)
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 073902108	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

Darcin Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0 (see Item 5)
8 SHARED VOTING POWER

1,338,900 (see Item 5)
9 SOLE DISPOSITIVE POWER

0 (see Item 5)
10 SHARED DISPOSITIVE POWER

1,338,900 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,338,900 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.15% (see Item 5)
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 073902108	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

Mandarin, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0 (see Item 5)
8 SHARED VOTING POWER

2,352,461 (see Item 5)
9 SOLE DISPOSITIVE POWER

0 (see Item 5)
10 SHARED DISPOSITIVE POWER

2,352,461 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,352,461 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.03% (see Item 5)
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 073902108	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

Nivon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0 (see Item 5)
8 SHARED VOTING POWER

2,280,281 (see Item 5)
9 SOLE DISPOSITIVE POWER

0 (see Item 5)
10 SHARED DISPOSITIVE POWER

2,280,281 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,280,281 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.96% (see Item 5)
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 073902108	13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0 (see Item 5)
8 SHARED VOTING POWER

8,096,942 (see Item 5)
9 SOLE DISPOSITIVE POWER

0 (see Item 5)
10 SHARED DISPOSITIVE POWER

8,096,942 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,096,942 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.97% (see Item 5)
14	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $1.00 per share (the “Shares”) of The Bear Stearns Companies Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 383 Madison Avenue, New York, New York 10179. This Statement is filed jointly pursuant to Commission Rule 13d-1(k)(1).

Item 2.	Identity and Background

The Reporting Persons (as hereafter defined) are Aquarian Investments Ltd., an international business corporation organized under the laws of the Bahamas (“Aquarian”), Cambria Inc., an international business corporation organized under the laws of the Bahamas (“Cambria”), Darcin Inc., an international business corporation organized under the laws of the Bahamas (“Darcin”), Mandarin, Inc., an international business corporation organized under the laws of the Bahamas (“Mandarin”), Nivon Inc., an international business corporation organized under the laws of the Bahamas (“Nivon”) and Joseph Lewis, a permanent resident of the Bahamas and a citizen of the United Kingdom (collectively, the “Reporting Persons”). Joseph Lewis is a director and the President of each of Aquarian, Cambria, Darcin, Mandarin and Nivon and is the sole indirect owner of, and controls, Aquarian, Cambria, Darcin, Mandarin and Nivon. Each of Aquarian, Cambria, Darcin, Mandarin and Nivon is primarily engaged in the business of investing in securities. Joseph Lewis’ present principal occupation or employment is engaging in business as a private investor including through the direction and management of the investments of Aquarian, Cambria, Darcin, Mandarin and Nivon. The address of the principal office and principal business of each of the Reporting Persons is c/o Cay House, Box N-7776, E.P. Taylor Drive, Lyford Cay, New Providence, Bahamas.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Aquarian, Cambria, Darcin, Mandarin or Nivon. To the best of the Reporting Persons’ knowledge, except as set forth in this Statement, none of the directors or executive officers of the Reporting Persons own any Shares.

During the last five years, none of the Reporting Persons has been, and to the best of each of the Reporting Persons’ knowledge, none of the individuals set forth on Schedule A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof Aquarian, Cambria, Darcin, Mandarin, Nivon and Joseph Lewis may be deemed the beneficial owners in the aggregate of 8,096,942 Shares owned directly by Aquarian, Cambria, Darcin, Mandarin and Nivon as described below in Item 5. The aggregate purchase price for the 8,096,942 Shares was approximately $860,403,183 and was paid out of working capital by the respective purchasers.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares.

Except as set forth above in this Item 4, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As of September 10, 2007, the Reporting Persons may be deemed to beneficially own, in the aggregate, 8,096,942 Shares, representing 6.97% of the Issuer’s outstanding Shares (based on 116,124,098 Shares stated to be outstanding as of July 6, 2007 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 10, 2007). Aquarian, Cambria, Darcin, Mandarin and Nivon have shared voting power and shared dispositive power with regard to the 650,000, 1,475,300, 1,338,900, 2,352,461 and 2,280,281 Shares, respectively, that they own directly. Joseph Lewis has shared voting power and shared dispositive power with regard to each of the Shares owned directly by Aquarian, Cambria, Darcin, Mandarin and Nivon.

Set forth below are the number of Shares, trading dates and average price per Share for all purchases of the Shares made by Aquarian, Cambria, Darcin, Mandarin and Nivon within the past 60 days. All purchases were open market transactions and were effected on the New York Stock Exchange.

Name	Number of Shares	Date	Price per Share
Aquarian	400,000	8/6/07	$103.96
Aquarian	250,000	8/15/07	$103.78
Cambria	200,000	8/6/07	$104.32
Cambria	425,300	8/10/07	$109.44
Cambria	250,000	8/16/07	$103.59
Cambria	600,000	8/28/07	$109.07
Darcin	800,000	8/6/07	$105.05
Darcin	288,900	8/15/07	$103.05
Darcin	250,000	8/16/07	$103.92
Mandarin	15,000	7/20/07	$150.00
Mandarin	30,000	7/20/07	$145.00
Mandarin	2,500	8/10/07	$135.00
Mandarin	2,500	8/13/07	$130.00
Mandarin	3,900	8/14/07	$135.00
Mandarin	15,000	8/15/07	$135.00
Mandarin	13,600	8/17/07	$135.00
Mandarin	7,500	8/17/07	$130.00
Mandarin	457,061	8/30/07	$106.36
Mandarin	570,900	9/6/07	$107.30
Mandarin	1,204,500	9/7/07	$104.93
Nivon	201,315	8/6/07	$104.64
Nivon	1,678,966	8/16/07	$104.61
Nivon	400,000	9/4/07	$110.26

Only Aquarian, Cambria, Darcin, Mandarin and Nivon have the right to receive dividends and the proceeds from the sale of the Shares beneficially owned by the respective Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

From time to time the Reporting Persons may enter into exchange traded put and call options with respect to the Shares. In connection with currently outstanding options, the Reporting Persons have a potential additional long economic exposure to 791,500 Shares and a potential additional short economic exposure to 706,500 Shares. These arrangements do not currently give the Reporting Persons voting or investment power with respect to the underlying securities of the Company.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated September 10, 2007, by and among Aquarian Investments Ltd., Cambria Inc., Darcin Inc., Mandarin, Inc., Nivon Inc. and Joseph Lewis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2007	AQUARIAN INVESTMENTS LTD.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

CAMBRIA INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

DARCIN INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

MANDARIN, INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

NIVON INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

AQUARIAN INVESTMENTS LTD.

The executive officers and directors of Aquarian Investments Ltd. are set forth below. The individuals’ business addresses are c/o Cay House, Box N-7776, E.P. Taylor Drive, Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Aquarian Investments Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Joseph Lewis	Director, President	United Kingdom

Jefferson R. Voss	Director, Vice President, Secretary and Treasurer	United States

CAMBRIA INC.

The executive officers and directors of Cambria Inc. are set forth below. Each individual’s business address is c/o Cay House, Box N-7776, E.P. Taylor Drive, Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Cambria Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joseph Lewis	Director, President	United Kingdom

Jefferson R. Voss	Director, Vice President, Secretary and Treasurer	United States

DARCIN INC.

The executive officers and directors of Darcin Inc. are set forth below. Each individual’s business address is c/o Cay House, Box N-7776, E.P. Taylor Drive, Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Darcin Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joseph Lewis	Director, President	United Kingdom

Jefferson R. Voss	Director, Vice President, Secretary and Treasurer	United States

MANDARIN, INC.

The executive officers and directors of Mandarin, Inc. are set forth below. Each individual’s business address is c/o Cay House, Box N-7776, E.P. Taylor Drive, Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Mandarin, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joseph Lewis	Director, President	United Kingdom

Jefferson R. Voss	Director, Vice President, Secretary and Treasurer	United States

NIVON INC.

The executive officers and directors of Nivon Inc. are set forth below. Each individual’s business address is c/o Cay House, Box N-7776, E.P. Taylor Drive, Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Nivon Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joseph Lewis	Director, President	United Kingdom

Jefferson R. Voss	Director, Vice President, Secretary and Treasurer	United States

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated September 10, 2007, by and among Aquarian Investments Ltd., Cambria Inc., Darcin Inc., Mandarin, Inc., Nivon Inc. and Joseph Lewis.